Exhibit 99.1

Telesat Reports Results for the Quarter

and Year Ended December 31, 2013

OTTAWA, CANADA, February 24, 2014 - Telesat Holdings Inc. (“Telesat”) today announced its financial results for the three month and one year periods ended December 31, 2013. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the year ended December 31, 2013, Telesat reported consolidated revenues of $897 million, an increase of approximately 6% ($51 million) compared to 2012. When adjusted for foreign exchange rate changes, revenue increased by 5% ($43 million) compared to 2012. The increase was mainly due to revenue earned on the Nimiq 6 and Anik G1 satellites which entered into commercial service in June 2012 and May 2013, respectively. The increase was partially offset by a decrease in revenue earned on Nimiq 1 and Nimiq 2.

Operating expenses of $201 million were 18% ($45 million) lower than in 2012 or 19% ($47 million) lower when taking into account changes in foreign exchange rates. This reduction was primarily due to compensation expenses incurred in 2012 related to special payments to certain employees of the Company in connection with a cash distribution made to the Company’s shareholders, partially offset by an increase in share-based compensation expense in 2013 as a result of additional stock option awards made in the second quarter of 2013. Adjusted EBITDA1 was $711 million, an increase of 9% ($56 million) over 2012. The Adjusted EBITDA margin1 for 2013 was 79%, compared to 78% for 2012.

Telesat’s net income for 2013 was $68 million compared to net income of $24 million for 2012. The favorable variation was partly due to a gain on changes in the fair value of financial instruments and a lower loss on financing in 2013 compared to 2012 as losses were recognized in 2012 on the repurchase and redemption of the 11.0% Senior Notes. Telesat’s results were also positively impacted by increased revenue, lower operating expenses and lower interest expense due to refinancing activities. The favorable variation was partially offset by a non-cash loss on foreign exchange, which was principally driven by a stronger U.S. dollar to Canadian dollar spot rate at December 31, 2013, compared to December 31, 2012, and the resulting unfavorable impact on the translation of Telesat’s U.S. dollar denominated debt.

For the three month period ended December 31, 2013, consolidated revenues were $224 million, a decrease of approximately 2% ($4 million) compared to the same period in 2012. When adjusted for foreign exchange rate changes, revenue decreased by 4% ($9 million) compared to the same period in 2012, driven mainly by lower equipment sales revenues and lower revenues from Nimiq 1 and Nimiq 2. Operating expenses were $50 million, a decrease of 17% ($11 million) compared to 2012. The decrease was primarily due to lower cost of equipment sales in 2013 and additional revenue-related expenses associated with Nimiq 1 in 2012. Adjusted EBITDA1 for the fourth quarter of 2013 was $178 million, an increase of 3% ($5 million) compared to the fourth quarter of 2012 and an increase of 1% ($1 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 was 79% for the fourth quarter compared to 76% for the same period in 2012.

“Telesat achieved record revenues and Adjusted EBITDA in 2013” commented Dan Goldberg, Telesat’s President and CEO. “I am pleased with our strong financial performance, the successful entry into service of our Anik G1 satellite, the procurement of the Telstar 12 VANTAGE satellite and our ability to reduce borrowing costs by re-pricing and amending our credit facilities. Our substantial investment in satellite capacity combined with our industry-leading contractual backlog provides visibility into the stability of our future revenue and cash flow and positions us well for 2014 and beyond.”

Business Highlights

•	In April 2013, Telesat Canada and Telesat LLC reduced their borrowing costs and increased their flexibility by re-pricing and amending their existing credit facilities. The changes included decreasing the interest rates and the interest rate floors on the Term Loan B and increasing the permitted leverage ratio to incur first lien debt. In May 2013, Telesat Canada and Telesat LLC completed the redemption of all of their 12.5% Senior Subordinated Note issued in June 2008.

•	During the second quarter of 2013, Telesat announced the procurement of a powerful, multi-mission satellite from Airbus Defence and Space that will replace and expand on Telstar 12 at 15 degrees West Longitude. This new state-of-the-art satellite, called Telstar 12 VANTAGE, is expected to launch in late 2015 and will utilize high throughput capabilities that offer superior performance to meet the growing needs of broadcast, government and enterprise users, including demand for aeronautical and maritime services. The satellite will offer a high level of flexibility with coverage of Europe, the Americas, the Middle East and Africa, as well as the Caribbean, North Sea, Mediterranean and South Atlantic regions. In September 2013, Telesat entered into a contract with Mitsubishi Heavy Industries Ltd. to launch the Telstar 12 VANTAGE satellite.

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•	On May 8, 2013, commercial service began on Telesat’s new Anik G1 satellite, which was launched on April 15, 2013. Anik G1 is located at the 107.3 degrees West Longitude orbital location providing a range of communications services, using Ku-band for direct-to-home video services in Canada, X-band for government services in the Americas and Pacific Ocean Region, and C-band and Ku-band for a range of services in South America.

•	At December 31, 2013:

o	Telesat had contracted backlog for future services of approximately $4.9 billion.

o	Fleet utilization was 90% for Telesat’s North American fleet and 82% for Telesat’s international fleet.

Telesat’s report on Form 20-F for the year ended December 31, 2013 has been filed with the U.S. Securities and Exchange Commission (SEC) and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Monday, February 24, 2014 at 9:30 a.m. ET to discuss its financial results for the year ended December 31, 2013 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 226-1792. Callers outside of North America should dial +1 (416) 340-2216. The conference reference number is 4181891. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on February 24, 2014, until 11:59 p.m. ET on March 6, 2014. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 9330944 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

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Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expect”, “will”, “would”, “positions us well” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 which can be obtained on the United States Securities and Exchange Commission (SEC) website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 14 satellites and the Canadian payload on ViaSat-1 with another satellite under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Exhibit 99.1

Telesat Holdings Inc.

Consolidated Statements of Income

For the period ended December 31

	Three months		Twelve months
(in thousands of Canadian dollars)	2013	2012 (2)	2013	2012 (2)
Revenue	$224,127	$228,095	$896,896	$845,810
Operating expenses	(50,144)	(60,724)	(201,062)	(245,879)
	173,983	167,371	695,834	599,931
Depreciation	(54,273)	(53,116)	(211,151)	(208,685)
Amortization	(8,143)	(8,618)	(32,659)	(35,965)
Other operating gains, net	26,928	6,020	25,335	5,890
Operating income	138,495	111,657	477,359	361,171

Interest expense	(53,497)	(65,577)	(224,099)	(245,421)
Gain (loss) on financing	6	(1,226)	(18,487)	(77,278)
Interest and other income	355	214	11,668	1,361
Gain (loss) on changes in fair value of financial instruments	69,399	41,567	80,928	(58,984)
(Loss) gain on foreign exchange	(84,031)	(19,775)	(194,909)	78,854
Income before tax	70,727	66,860	132,460	59,703
Tax expense	(22,400)	(11,531)	(64,367)	(35,344)
Net income	$48,327	$55,329	$68,093	$24,359

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Telesat Holdings Inc.

Consolidated Balance Sheets

(in thousands of Canadian dollars)	December 31, 2013	December 31, 2012
Assets
Cash and cash equivalents	$298,713	$180,961
Trade and other receivables	50,266	63,762
Other current financial assets	7,174	6,799
Prepaid expenses and other current assets	18,665	22,946
Total current assets	374,818	274,468
Satellites, property and other equipment	1,962,759	2,090,754
Deferred tax assets	10,024	-
Other long-term financial assets	76,006	131,535
Other long-term assets	2,765	4,692
Intangible assets	845,286	858,697
Goodwill	2,446,603	2,446,603
Total assets	$5,718,261	$5,806,749

Liabilities
Trade and other payables	$34,484	$35,709
Other current financial liabilities	164,755	90,591
Other current liabilities	122,058	77,930
Current indebtedness	57,364	31,953
Total current liabilities	378,661	236,183
Long-term indebtedness	3,284,502	3,374,977
Deferred tax liabilities	515,207	485,163
Other long-term financial liabilities	72,803	281,462
Other long-term liabilities	345,185	402,232
Total liabilities	4,596,358	4,780,017

Shareholders' Equity
Share capital	656,660	656,394
Accumulated earnings	456,013	373,042
Reserves	9,230	(2,704)
Total shareholders' equity	1,121,903	1,026,732
Total liabilities and shareholders' equity	$5,718,261	$5,806,749

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Telesat Holdings Inc.

Consolidated Statements of Cash Flows

For the year ended December 31

(in thousands of Canadian dollars)	2013	2012 (2)
Cash flows from operating activities
Net income	$68,093	$24,359
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation	211,151	208,685
Amortization	32,659	35,965
Deferred tax expense	14,328	36,909
Interest expense	224,099	245,421
Interest income	(1,288)	(1,090)
Unrealized foreign exchange loss (gain)	202,416	(83,371)
(Gain) loss on derivatives	(80,928)	58,984
Share-based compensation	13,517	1,202
Impairment reversal on intangible assets	(17,274)	(1,194)
Gain on other post-employment benefit plan amendment	(9,786)	-
Loss on disposal of assets	1,725	778
Loss on financing	18,487	77,278
Other	(49,755)	(62,646)
Income taxes paid	(12,569)	(3,764)
Interest paid, net of capitalized interest	(212,313)	(239,519)
Interest received	1,172	1,127
Customer prepayments on future satellite services	32,305	40,345
Insurance proceeds	-	314
Repurchase of stock options and exercise of share appreciation rights	(1,196)	(35,266)
Operating assets and liabilities	51,843	(11,165)
Net cash from operating activities	$486,686	$293,352
Cash flows used in investing activities
Satellite programs, including capitalized interest	$(71,178)	$(162,549)
Purchase of other property and equipment	(8,772)	(7,611)
Purchase of intangible assets	(6)	(166)
Proceeds from sale of assets	1,081	72
Net cash used in investing activities	$(78,875)	$(170,254)
Cash flows used in financing activities
Proceeds from indebtedness	$-	$3,306,865
Proceeds from issue of promissory note	-	145,466
Repayment of indebtedness	(271,448)	(2,777,507)
Repayment of senior preferred shares	-	(141,435)
Payment of premium on early retirement of indebtedness	(13,793)	(39,444)
Payment of debt issue costs	(810)	(52,030)
Return of capital to shareholders	-	(656,546)
Proceeds from exercise of stock options	99	-
Dividends paid on preferred shares	(10)	-
Satellite performance incentive payments	(4,770)	(4,582)
Net cash used in financing activities	$(290,732)	$(219,213)

Effect of changes in exchange rates on cash and cash equivalents	$673	$(886)

Increase (decrease) in cash and cash equivalents	$117,752	$(97,001)
Cash and cash equivalents, beginning of year	180,961	277,962
Cash and cash equivalents, end of year	$298,713	$180,961

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Telesat’s Adjusted EBITDA margin(1):

	Three months		Twelve months
(in thousands of Canadian dollars) (unaudited)	2013	2012 (2)	2013	2012 (2)
Net income	$48,327	$55,329	$68,093	$24,359
Tax expense	22,400	11,531	64,367	35,344
(Gain) loss on changes in fair value of financial instruments	(69,399)	(41,567)	(80,928)	58,984
Loss (gain) on foreign exchange	84,031	19,775	194,909	(78,854)
Interest and other income	(355)	(214)	(11,668)	(1,361)
(Gain) loss on financing	(6)	1,226	18,487	77,278
Interest expense	53,497	65,577	224,099	245,421
Depreciation	54,273	53,116	211,151	208,685
Amortization	8,143	8,618	32,659	35,965
Other operating gains, net	(26,928)	(6,020)	(25,335)	(5,890)
Special compensation, benefit expense and severance payments	(36)	4,686	2,148	52,611
Non-recurring professional fees associated with financing and special payments to independent directors	-	-	-	1,748
Non-cash expense related to share-based compensation	3,651	304	13,517	1,202
Adjusted EBITDA	$177,598	$172,361	$711,499	$655,492

Revenue	$224,127	$228,095	$896,896	$845,810

Adjusted EBITDA Margin	79.2%	75.6%	79.3%	77.5%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 A change in accounting policies has resulted in changes to the 2012 comparative figures. For more information on the impacts of these changes, please refer to Note 3 of Telesat’s audited consolidated financial statements, filed with the SEC on a Form 20-F dated today.

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